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                           Startt Acquisition, Inc.
                       c/o Lawrence Ruben Company, Inc.
                        600 Madison Avenue, 20th Floor
                           New York, New York 10022



   STARTT ACQUISITION, INC. ANNOUNCES SUCCESSFUL COMPLETION OF TENDER OFFER
                   FOR COMMON STOCK OF STARRETT CORPORATION



         New York, New York -- December 10, 1997 -- Startt Acquisition, Inc., a New York corporation indirectly owned by affiliates of Lawrence Ruben Company, Inc., Blackacre Capital Group, Amroc Investments and Argent Ventures (the "Purchaser"), has announced the successful completion of its tender offer to purchase all of the outstanding shares of Starrett Corporation ("Starrett") (AMEX: SHO), a New York corporation. As of 3:00 p.m., New York City time, today, December 10, 1997, the deadline for tendering shares, according to the Depositary for the tender offer approximately 6,101,313 shares of common stock of Starrett Corporation were validly tendered, of which approximately 15,000 shares had been tendered pursuant to notice of guaranteed delivery procedures. The tendered shares represent approximately 97.5% of the total outstanding shares of common stock of Starrett Corporation. Accordingly, the minimum share condition, which required that the tendered shares constitute not less that 66 2/3% of the shares of Starrett Corporation on a fully diluted basis, has been satisfied.

         The Purchaser also announced that as of 3:00 p.m., New York City time, today, December 10, 1997, the tender offer expired and was terminated and that the tendered shares will be accepted by it for payment of $12.25 per share, net to the seller in cash, without interest thereon. Following the acceptance of the tendered shares, approximately 159,647 of the outstanding shares, or 2.5%, will be owned by persons other than the Purchaser.

         In view of the magnitude of the response, the Purchaser will now cause a short-form merger of the Purchaser with and into Starrett Corporation to be effected in accordance with Section 905 of the New York Business Corporation Law. Pursuant to that short-form merger, shares not purchased in the offer will be converted into the right to receive $12.25 in cash, without interest thereon. Such short-form merger will occur as promptly as practicable. Holders of those shares of common stock which were not tendered prior to the expiration of the tender offer will receive notice that the merger has occurred and will have the opportunity to exercise appraisal rights if such

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holder follow the procedures under New York law.


         Starrt Acquisition, Inc. is a wholly-owned subsidiary of Startt Acquisition, LLC, a Delaware limited liability company.